Paris, January 30, 2006

     Dynamic growth in 2005 full-year consolidated net sales: up 9.3%
on a comparable basis1
Excellent performance from vaccines: up 26.9% on a comparable basis1
2005 adjusted earnings1 guidance raised
Approval of Plavix® in Japan

Unless otherwise indicated, growth figures in this press release are on a comparable basis, and calculated on 2004 pro forma figures (see explanatory notes) for the full year and on consolidated figures for the fourth quarter.

FOURTH QUARTER

•	Net sales: up 4.8% at €7,007 million (up 7.0% on a reported basis)
	-	Competition from generics for Allegra® and three other products in the United States. Excluding this impact[2] , net sales growth remained strong at 10.6%
	-	Successful launch of Ambien CRTM
	-	50.2% growth for the vaccines business
•	Developed sales[1] : up 5.5% at €8,046 million

2005 FULL YEAR

•	Net sales: up 9.3% at €27,311 million (up 8.4% on a reported basis)
	-	Sales growth ahead of growth in the world pharmaceuticals market[3]
	-	14.0% growth for the top 15 products
	-	Stability of other products sales
	-	26.9% growth for the vaccines business
•	Developed sales[1] : up 9.7% at €30,778 million

2005 ADJUSTED EARNINGS[1] EXPECTATION RAISED
•	The Group expects 2005 full-year adjusted EPS growth[1] to be close to 25%

POSSIBILITY OF PEDIATRIC EXTENSION FOR AMBIEN® IN THE UNITED STATES
•	The Group is starting the trials required by the FDA

APPROVAL OF PLAVIX® IN JAPAN
•	New source of growth for Plavix® , with a Japanese launch (for reduction of recurrence after ischemic cerebrovascular disorder) scheduled for the second quarter of 2006

1 Refer to the Appendices for a definition of financial indicators (unaudited)
2 Excluding US sales of Allegra® and Arava® since September, of Amaryl® since October, and of DDAVP® since July (2005 and 2004)
3 IMS all available channels YTD to end November 2005: Pharmaceuticals market up 6.1%; sanofi-aventis IMS consolidated up 8.8% .

1/15

In the fourth quarter of 2005, sanofi-aventis generated net sales of €7,007 million, up 4.8%. Exchange rate movements had a favorable effect of 3 points, and changes in Group structure a negative effect of 0.8 of a point. After allowing for these impacts, reported-basis growth was 7.0%.

2005 full-year net sales were €27,311 million, up 9.3%. Exchange rate movements had a neutral impact over the year as a whole, while changes in Group structure had a negative effect of 0.9 of a point. After allowing for these impacts, reported-basis growth was 8.4%.

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

Fourth-quarter net sales for the pharmaceuticals business, which were significantly affected by the arrival of Allegra® generics in the United States, rose by 1.6% to €6,364 million. Net sales of the top 15 products were up 6.8% at €4,112 million, representing 64.6% of pharmaceuticals net sales, against 61.5% for the same period in 2004. Excluding the impact of generics of Allegra® and Amaryl® in the United States, growth for the top 15 products would have reached 15.7%.

Full-year pharmaceuticals net sales for 2005 were €25,249 million, a rise of 8.1%. Net sales of the top 15 products advanced by 14.0% to €16,188 million, representing 64.1% of pharmaceuticals net sales, versus 60.8% in 2004. Excluding the impact of generics of Allegra® and Amaryl® in the United States, growth for the top 15 products would have reached 16.8%.

€ million	Q4 2005 net sales	Change on a comparable basis	2005 net sales	Change on a comparable basis

Lovenox®	572	+9.0%	2,143	+13.8%
Plavix®	518	+16.9%	2,026	+20.2%
Taxotere®	425	+15.5%	1,609	+12.8%
Eloxatin®	423	+19.5%	1,564	+30.6%
Stilnox® /Ambien®/ Ambien CR	430	+19.1%	1,519	+10.6%
Allegra®	160	-58.5%	1,345	-9.1%
Lantus®	345	+45.0%	1,214	+47.5%
Tritace®	285	+4.0%	1,009	+2.4%
Copaxone®	256	+24.9%	902	+24.1%
Aprovel®	231	+13.2%	892	+13.9%
Amaryl®	135	-28.6%	677	+0.7%
Actonel®	89	+18.7%	364	+23.8%
Depakine®	80	+2.6%	318	+4.6%
Xatral®	91	+24.7%	328	+18.4%
Nasacort®	72	-5.3%	278	-2.1%

Total	4,112	+6.8%	16,188	+14.0%

Total top 15 products excl.
impact of Allegra® & Amaryl®	4,015	+15.7%	16,019	+16.8%
in the United States*

* Excluding US sales of Allegra® since September, of Amaryl® since October (2005 and 2004)

Fourth-quarter net sales of other pharmaceutical products were down 6.6% at €2,252 million. This fall was due partly to generics of DDAVP® (down 79.4%) and Arava® (down 79.2%) in the United States, and partly to price reductions in France.

Full-year 2005 net sales of other pharmaceutical products were 1.1% down on prior year at €9,061 million.

2/15

Human Vaccines

Fourth quarter net sales for the Human Vaccines business were up 50.2% at €643 million.

Over 2005 as a whole, the business reported net sales of €2,062 million, an increase of 26.9% on a comparable basis. The vaccines business was significantly boosted by three successful launches in the United States during 2005:

Menactra®, launched in March 2005 for the prevention of meningococcal meningitis, posted net sales of €179 million. After a fine 2005 third quarter, helped by the vaccination campaigns at the start of the American school year, Menactra® achieved solid sales during the final quarter. The business shipped more than 3 million doses in 2005 and plans to increase capacity to nearly 6 million doses in 2006. A new facility, with a capacity of at least 20 million doses, is scheduled to be operational in 2008.
Decavac® (preservative-free adult booster against diphtheria and tetanus), launched in the United States in January 2005, recorded net sales of €180 million.
AdacelTM (adolescent and adult tetanus-diphtheria-whooping cough-Tdap booster) was launched in the United States in July 2005 achieving sales of €26 million. In Q4, Adacel received a strong recommendation from the ACIP which is expected to expand the diphtheria and tetanus market.

The 2005 influenza vaccination season in the United States was the most successful in the history of our US vaccines business, with 64 million doses sold. This was primarily due to extending the “normal” immunization season into November and December to meet market demand and implementing government contracts for strategic reserves of current season supply.

At the end of 2005, preliminary results from trials conducted in France with the first vaccine candidate with an adjuvant for the pre-pandemic H5N1 influenza strain demonstrated a good immune response in a significant number of volunteers.

€ million	Q4 2005 net sales	Change on a comparable basis	2005 net sales	Change on a comparable basis

Polio/Whooping Cough/Hib Vaccines	113	+19.0%	522	+3.2%
Adult Booster Vaccines	59	+112.7%	270	+58.8%
Influenza Vaccines	334	+50.5%	671	+28.6%
Travel Vaccines	47	+28.4%	176	+3.6%
Meningitis/Pneumonia Vaccines	47	+176.5%	256	+137.0%
Other Vaccines	43	48.3%	167	+12.1%

Total	643	+50.3%	2,062	+26.9%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated fourth-quarter sales of €161 million, down 5.5% on a reported basis.

In 2005 as a whole, the joint venture generated sales of €688 million, up 5.7% on a reported basis. Sales were adversely affected by the temporary suspension in September of marketing approval for Hexavac® (net sales of €43 million in 2005, vs. €86 million in 2004). Excluding Hexavac®, sales growth at Sanofi Pasteur MSD would have been 14.1% on a reported basis.

These sales are not consolidated by sanofi-aventis.

3/15

Net sales by geographical region

€ million	Q4 2005 net sales	Change on a comparable basis	2005 net sales	Change on a comparable basis

Europe	3,049	+4.2%	12,134	+8.2%
United States	2,437	+2.6%	9,566	+11.5%
Other countries	1,521	+9.5%	5,611	+8.2%

Total	7,007	+4.8%	27,311	+9.3%

In Europe, fourth-quarter sales growth was 4.2%, mainly due to less dynamic performances in Germany and France. In Germany, price pressure intensified, due largely to the extension of the reference price system to new therapeutic classes. In France, sales were adversely affected by the healthcare system reforms and by price reductions.

Over 2005 as a whole, sales growth in Europe was boosted by a dynamic performance across the entire portfolio, especially Lantus® (up 40.5%), Eloxatin® (up 31.4%), Taxotere® (up 20.1%) and Plavix® (up 20.5%). Fourth-quarter sales growth in the United States, affected by competition from generics of four products, was 2.6%. Excluding the impact of these four products, fourth-quarter sales growth would have reached 21.2%. Over the year as a whole, net sales rose by 11.5%; excluding the impact of the four products affected by competition from generics, 2005 full-year sales growth would have been 17.4%.

In other countries, sales growth again accelerated in the fourth quarter, reaching 9.5%.

Developed sales

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. 2005 full-year developed sales reached €30,778 million, up 9.7%. Fourth-quarter developed sales rose by 5.5% to €8,046 million.

Developed sales of Plavix® /Iscover® :

€ million	Q4 2005	Change on a comparable basis	2005	Change on a comparable basis

Europe	419	+14.2%	1,584	+19.6%
United States	753	+11.2%	2,585	+14.4%
Other countries	159	+23.3%	570	+22.6%

Total	1,331	+13.5%	4,739	+17.1%

Fourth-quarter developed sales of Plavix® were up 13.5% at €1,331 million. Full-year developed sales of the product in 2005 were €4,739 million, a rise of 17.1% . In the United States, total prescriptions (TRx) of Plavix® rose by 12.9% 4 in 2005. Product sales have benefited from a steady increase in the duration of treatment and by increased penetration across all markets.

In January 2006, the FDA granted a priority review for a supplemental new drug application for Plavix® for the treatment of patients with acute ST-segment elevation myocardial infarction.

The results of the CHARISMA study are to be presented to the American College of Cardiology (ACC) in March 2006.

Plavix®, which has just been approved in Japan for the reduction of recurrence after ischemic cerebrovascular disorder, is due to be launched there in the second quarter of 2006.

4  IMS NPA 3 channels –2005

4/15

Developed sales of Aprovel®/Avapro®/Karvea®:

€ million	Q4 2005	Change on a comparable basis	2005	Change on a comparable basis

Europe	203	+10.3%	789	+11.4%
United States	139	+9.4%	458	+2.2%
Other countries	86	+8.9%	312	+13.0%

Total	428	+9.7%	1,559	+8.9%

Fourth-quarter developed sales of Aprovel®/Avapro®/Karvea® totaled €428 million, a rise of 9.7% . Over 2005 as a whole, the product achieved developed sales of €1,559 million, up 8.9% . In the United States, total prescriptions (TRx) of Avapro® rose by 11.5% 4 in 2005.

5/15

Comments by product

Geographical split of consolidated net sales by product

Q4 2005 Net sales € million	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis

Lovenox®	163	+2.5%	353	+10.0%	56	+24.4%
Plavix®	388	+17.2%	38	-7.3%	92	+29.6%
Taxotere®	164	+23.3%	183	+4.6%	78	+30.0%
Eloxatin®	140	+23.9%	244	+12.4%	39	+62.5%
Stilnox® /Ambien® / Ambien CRTM	27	-3.6%	383	+23.5%	20	-13.0%
Allegra®	9	+12.5%	87	-72.2%	64	-1.5%
Lantus®	112	+27.3%	206	+49.3%	27	+125.0%
Tritace®	149	+0.7%	4	-	132	+8.2%
Copaxone®	61	+29.8%	182	+25.5%	13	-
Aprovel®	187	+12.7%	-	-	44	+15.8%
Amaryl®	60	-9.1%	9	-86.2%	66	+13.8%
Actonel®	63	+18.9%	-	-	26	+18.2%
Depakine®	58	+1.8%	-	-	22	+4.8%
Xatral®	61	+7.0%	19	+137.5%	11	+37.5%
Nasacort®	9	+12.5%	55	-8.3%	8	-

2005 Net sales € million	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis

Lovenox®	647	+10.4%	1,287	+14.8%	209	+18.8%
Plavix®	1,480	+20.5%	210	+9.9%	336	+26.3%
Taxotere®	628	+20.1%	695	+7.3%	286	+12.2%
Eloxatin®	544	+31.4%	895	+28.0%	125	+47.1%
Stilnox® /Ambien® / Ambien CRTM	108	-9.2%	1,331	+12.6%	80	+11.1%
Allegra®	52	-10.3%	1,001	-15.0%	292	+19.7%
Lantus®	413	+40.5%	717	+46.6%	84	+110.0%
Tritace®	576	-0.7%	8	-38.5%	425	+8.4%
Copaxone®	231	+24.9%	622	+24.9%	49	+11.4%
Aprovel®	727	+14.1%	-	-	165	+13.0%
Amaryl®	255	+5.8%	181	-13.4%	241	+8.6%
Actonel®	235	+22.4%	-	-	129	+26.5%
Depakine®	235	+4.0%	-	-	83	+6.4%
Xatral®	234	+6.8%	53	+120.8%	41	+20.6%
Nasacort®	38	+2.7%	212	-3.2%	28	-

6/15

Fourth-quarter net sales of Lovenox®, the leading low molecular weight heparin on the market, were up 9.0% at €572 million.

Growth of the product continues to be driven by the extension of its use in medical prophylaxis, and by the conversion from non-fractionated heparins. The results of the VITAE study showed that venous thromboembolic disease remains a major cause of mortality in the United States with over 300,000 patients dying every year, only 7% of whom had been diagnosed and treated. The results of the EXTRACT study into acute coronary syndromes with ST-segment elevation are due to be announced to the American College of Cardiology (ACC) in March 2006.

In the fourth quarter, Allegra®, which since September has faced competition from generics in the United States, generated net sales of €160 million (down 58.5%), including €87 million (down 72.2%) in the United States. An authorized generic version of the product was launched in the United States by Prasco Laboratories on September 14, 2005, this version accounted for 42.8% of generic fexofenadine prescriptions in December 2005.

In Japan, Allegra® achieved net sales of €205 million in 2005, an increase of 34.8% .

In the fourth quarter, Taxotere®, recorded an excellent performance in Europe. In the United States, the product returned to growth in 2005, but still faces a tough competitive environment due largely to generics of paclitaxel.

The main growth drivers for Taxotere® are its indications as an adjuvant treatment for breast cancer and a treatment for non hormone-resistant prostate cancer, plus potential new indications. In early-stage HER-2 positive breast cancer patients, regimens combining Taxotere® and Herceptin®, with or without doroxubicin, showed a significant improvement in disease-free survival rates (BCIRG 006 study – interim analysis). In the non-doroxubicin arm of the study, the clinical benefit was obtained with reduced toxicity.

The product is well placed to obtain two new potential indications, in advanced gastric cancer and head/neck cancer. At end 2005, the FDA granted a priority review for a supplemental new drug application for a new indication for Taxotere® in association with the standard treatment (cisplatin and 5-fluorouracil) in advanced gastric cancer. A new drug application for Taxotere® in the treatment of head and neck cancer is due to be filed in 2006.

Fourth-quarter net sales of Ambien®/Ambien CRTM in the United States rose by 23.5% to €383 million, lifted by an excellent performance from Ambien CRTM which since October 2005 has been promoted by over 3,000 medical reps. To end December, prescriptions of Ambien CRTM represented some 14,5%5 of total prescriptions for the Ambien® family. Total market share of the Ambien® family has increased to 44.7% 6 in December. The Group has also received a Written Request from the US healthcare authorities for pediatric studies of Ambien®.

In Japan, sales of Myslee® (developed sales) rose by 20.1% in 2005 to €109 million. In 2005, Myslee® attained a market share of 27.0% 7, an increase of more than 3 points.

In the fourth quarter, Eloxatin® recorded another very good performance. The product gained market share as an adjuvant treatment for colorectal cancer in Europe and the United States (57.2% 8 US market share – stage III patients).

In France and the United States, the new formulation now accounts for over 80% of Eloxatin® use. The Group plans to roll out this formulation in a number of European countries in 2006.

[5]	IMS NPA 2 channels – Weekly
[6]	IMS NPA 3 channels – December 2005
[7]	IMS Retail + Hospital (value) MAT November 2005
[8]	Source: Intrinsiq Research – Rolling quarter – November 2005

7/15

In the fourth quarter, Lantus®, the leading insulin in the market and the only insulin analog to provide 24-hour peakless coverage, continued to perform excellently, with net sales up 45.0% at €345 million. In 2005, Lantus® achieved blockbuster status, with net sales advancing by 47.5% to €1,214 million. In the United States, the product’s market share reached 30.4% 6 in December 2005.

Since the start of the fourth quarter, Amaryl® has been facing competition from generics in the United States, resulting in a fall of 28.6% in net sales of the product during the period (with US sales down 86.2%) . An authorized generic version of Amaryl® was launched by Prasco Laboratories at the start of the fourth quarter, and accounted for 29.6% of glimepiride prescriptions in December 2005.

8/15

Recent events

November 10, 2005	Sanofi Pasteur announces a contract with the French government to produce apandemic influenza vaccine

November 16, 2005	Publication of results of the RIO-Lipids study in the New England Journal of Medicine

December 2, 2005	Granting of a priority review for Taxotere® for a supplemental new drug application in a new indication: advanced gastric cancer

December 8, 2005	Announcement of the results from the first interim efficacy analysis and updated safety analyses from the BCIRG 006 Phase III breast cancer study (Taxotere® combined with analyses from the BCIRG 006 Phase III breast cancer study (Taxotere® combined with Herceptin® )

December 15, 2005	Sanofi Pasteur announces preliminary trial results for the first vaccine candidate with adjuvant for the pre-pandemic H5N1 influenza strain, demonstrating a good immune response in a significant number of volunteers

December 22, 2005	Extension of the collaboration between sanofi-aventis and Regeneron Pharmaceuticals in the (VEGF) TRAP program

January 11, 2006	The FDA issues a Written Request for pediatric studies on Ambien®

January 13, 2006	Pfizer purchases sanofi-aventis’ rights to Exubera® under the change of control clause for $1.3 billion

January 18, 2006	Granting by the FDA of a priority review for Plavix® for a supplemental new drug application in a new indication: acute phase myocardial infarction

January 24, 2006	Announcement of the approval of Plavix® in Japan for reduction of recurrence in stroke victims; the product is due to be launched in Japan in the second quarter of 2006

January 24, 2006	Approval of Apotex’s ANDA for clopidogrel. Clopidogrel bisulfate continues to be protected by a valid patent. The patent trial is scheduled to begin on April 3, 2006. Sanofi-aventis will vigorously defend its rights

Financial Calendar

February 24, 2006	2005 Full-Year Results – Analyst/Investor Meeting in Paris

March 22, 2006	Analyst/Investor Meeting in New York

May 5, 2006	1st Quarter 2006 Sales and Results

May 31, 2006	Annual General Meeting

August 2, 2006	2nd Quarter and 1st Half 2006 Sales and Results

September 19, 2006	Analyst/Investor Meeting in Paris

September 27, 2006	Analyst/Investor Meeting in New York

October 31, 2006	3rd Quarter 2006 Sales and Results

9/15

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi -aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi -aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements. The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

10/15

APPENDICES:

List of appendices:

Appendix 1: Explanatory notes

Appendix 2: 2005 fourth-quarter net sales by product

Appendix 3: 2005 full-year net sales by product

Appendix 1: Explanatory notes

2004 pro forma net sales: 2004 pro forma net sales are presented for comparability purposes, in accordance with International Financial Reporting Standards (IFRS) and as though the offer for Aventis had occurred on January 1, 2004; they exclude net sales from products divested at the request of the antitrust authorities (Arixtra, Fraxiparine and Campto) and from the Aventis Behring business divested in March 2004.

Comparable net sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2004 pro forma reported net sales to 2004 pro forma comparable net sales:

€ million	2004
2004 pro forma net sales	25,199
Impact of changes in Group structure	(212)
Impact of exchange rates	(3)
2004 pro forma comparable net sales	24,984

€ million	Q4 2004
Q4 2004 pro forma net sales	6,551
Impact of changes in Group structure	(51)
Impact of exchange rates	189
Q4 2004 pro forma comparable net sales	6,689

11/15

Developed sales: When we refer to “developed sales” of a product, we mean consolidated net sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/ Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/ Myslee®). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate the overall presence of our products in the market.

Reconciliation of net sales to developed sales:

	€ million	2005	2004*

	Net sales	27,311	24,984

	Non-consolidated sales of Plavix® /Iscover® net of sales of product to Bristol-Myers Squibb	2,713	2,363

	Non-consolidated sales of Aprovel® /Avapro® /Karvea® net of sales of product to Bristol-Myers Squibb	667	649

	Non-consolidated sales of Stilnox® /Myslee® net of sales of product to Fujisawa	87	71

	Developed sales	30,778	28,067

*	Pro forma net sales

	€ million	Q4 2005	Q4 2004*

	Net sales	7,007	6,689

	Non-consolidated sales of Plavix® /Iscover® net of sales	813	730
	of product to Bristol-Myers Squibb

	Non-consolidated sales of Aprovel® /Avapro® /Karvea® net	197	186
	of sales of product to Bristol-Myers Squibb

	Non-consolidated sales of Stilnox® /Myslee® net of sales	29	19
	of product to Fujisawa

	Developed sales	8,046	7,624

*	Pro forma net sales

Adjusted earnings per share (adjusted EPS): We define “adjusted earnings per share” as accounting net income per share (determined under IFRS), adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to the acquisition are as follows:

-	charges arising from the remeasurement of Aventis inventories at fair value, net of tax;

-	amortization/impairment expense generated by the remeasurement of Aventis intangible assets, net of tax;

-	any impairment charged against the goodwill arising on the acquisition.

Sanofi-aventis also excludes acquisition-related integration and restructuring costs from adjusted net income.

12/15

Appendix 2: 2005 fourth-quarter net sales by product

€ million	Q4 2005 net sales	Q4 2004 net sales (comparable)	Q4 2004 net sales

Lovenox®	572	525	507
Plavix®	518	443	438
Taxotere®	425	368	357
Eloxatin®	423	354	342
Stilnox®/Ambien®/ Ambien CRTM	430	361	347
Allegra®	160	386	373
Lantus®	345	238	233
Tritace®	285	274	262
Copaxone®	256	205	198
Aprovel®	231	204	201
Amaryl®	135	189	185
Actonel®	89	75	85
Depakine®	80	78	76
Xatral®	91	73	72
Nasacort®	72	76	73

Total	4,112	3,849	3,749

Other products	2,252	2,412	2,393

Total Pharmaceuticals	6,364	6,261	6,142

Vaccines	643	428	409

Total net sales	7,007	6,689	6,551

13/15

Appendix 3: 2005 full-year net sales by product

€ million	2005 net sales	2004 pro forma net sales (comparable)	2004 pro forma net sales

Lovenox®	2,143	1,883	1,892
Plavix®	2,026	1,685	1,670
Taxotere®	1,609	1,426	1,434
Eloxatin®	1,564	1,198	1,203
Stilnox® /Ambien®/ Ambien CRTM	1,519	1,373	1,388
Allegra®	1,345	1,480	1,503
Lantus®	1,214	823	832
Tritace®	1,009	985	969
Copaxone®	902	727	732
Aprovel®	892	783	778
Amaryl®	677	672	677
Actonel®	364	294	305
Depakine®	318	304	301
Xatral®	328	277	276
Nasacort®	278	284	287

Total	16,188	14,194	14,247

Other products	9,061	9,165	9,328

Total Pharmaceuticals	25,249	23,359	23,575

Vaccines	2,062	1,625	1,624

Total net sales	27,311	24,984	25,199

14/15

REMINDER

8.00 am CET WEBCAST AND CONFERENCE CALL	Sanofi-aventis 2005 sales performance will be reviewed today at 8.00 am (Paris time) by Mr. Hanspeter Spek, Executive Vice-President Pharmaceutical Operations and Mr. Jean-Claude Leroy, Senior Vice- President CFO.

This presentation will be followed by a Q&A session conducted over telephone.

The presentation can be followed live on http://www.sanofi-aventis.com

The conference will also be available on the following telephone numbers:

	France	+33 (0) 1 71 23 04 19
	UK	+44 (0) 207 365 1849
	USA	+1 718 354 1172

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until February 13, 2006):

	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 784 1024
	USA	+1 718 354 1112
	Access code	8033457#

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: +1 212 551 4018
e-mail: IR@sanofi-aventis.com

15/15